SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
Chairman of the Board of Directors,
President and Chief Executive Officer
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2008, by Moldflow Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on May 15, 2008, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $22.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of Schedule 14D-9 is hereby amended by adding a new paragraph inserted below the first paragraph under the existing heading (c) “Regulatory Approvals”.
“Autodesk and the Company each filed a separate Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the Antitrust Division and the FTC under the HSR Act in connection with the Offer on May 13, 2008. At 11:59 p.m., New York City time, on Wednesday, May, 28, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”
Item 8 of Schedule 14D-9 is hereby amended by adding a new paragraph inserted below the third paragraph under the existing heading (c) “Regulatory Approvals— Germany”.
“Autodesk filed its notification, pursuant to the Act against Restraints of Trade, with the FCO on May 9, 2008. On May 28, 2008, Autodesk received clearance from the FCO under the Act against Restraints of Competition.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	MOLDFLOW CORPORATION
	By:	/s/ A. Roland Thomas
A. Roland Thomas
Chairman of the Board of Directors, President and Chief Executive Officer